Exhibit 99.1

SILVERCORP METALS INC.
Suite 1750 - 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at Oceanic Plaza, Suite 1750, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada on Friday, September 29, 2023 at 9:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive and consider the audited annual consolidated financial statements of the Company for the year ended March 31, 2023, together with the auditor’s report thereon;

2.	to set the number of directors at six (6);

3.	to elect directors of the Company for the ensuing year;

4.	to re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company for the ensuing year, and to authorize the directors to fix their remuneration; and

5.	to transact such other business as may properly be brought before the Meeting, or at any adjournment(s) thereof.

The record date for the notice and for voting at the Meeting is August 11, 2023. Only registered shareholders at the close of business on August 11, 2023 are entitled to receive notice of and vote at the Meeting, or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Information Circular accompanying this notice.

Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders, and should refer to the accompanying Information Circular for instructions on how to vote their shares.

The Company has elected to use the notice and access model provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations for distribution of the Meeting materials to registered and beneficial Shareholders. The Company will deliver this notice, the Information Circular, and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at www.envisionreports.com / https://silvercorpmetals.com/AGM2023. The Meeting Materials will be posted on this website on August 22, 2023, and will be available thereon for one year following the date of this notice. In addition, the Meeting Materials are available on the Company’s profile on SEDAR+ at www.sedarplus.ca. Please review the information carefully before voting.

Notice and Access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing, paper and postage.

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If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your proxy or voting instruction form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

DATED at Vancouver, British Columbia, this 11th day of August 2023

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.

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Have questions about this notice? Call the Toll Free
Number below or scan the QR code to find out more.

Toll Free 1-866-964-0492

www.computershare.com/noticeandaccess

Notice of Availability of Proxy Materials for
Silvercorp Metals Inc. Annual General Meeting

Meeting Date and Location:

When:	September 29, 2023	Where:	1750 - 1066 West Hastings Street,
	9:00 am (Pacific Time)		Vancouver, British Columbia V6E 3X1

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.envisionreports.com/SilvercorpMetalsAGM2023

OR

www.sedarplus.ca

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than September 19, 2023. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:	For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.	To obtain paper copies of the materials before or after the meeting date, please contact (604) 669-9397 ext. 230.

To obtain paper copies of the materials after the meeting date, please contact (604) 669-9397 ext. 230.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1.	Number of Directors - Number of Directors

2.	Election of Directors - Election of Directors

3.	Appointment of Auditors - Re-Appointment of Auditors

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

  No Annual Report (or Annual Financial Statements) is (are) included in this mailing